UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
TRI-S Security Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
895578-10-2

(CUSIP Number)
Taylor H. Wilson
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 10, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	895578-10-2

1	Names of Filing Persons. I.R.S. Identification Nos. of above persons (entities only). Kaizen Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☑

6	Citizenship or Place of Organization

	Texas

	7	Sole Voting Power

Number of		353,474

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		353,474

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	353,474

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	9.99%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	895578-10-2

1	Names of Filing Persons. I.R.S. Identification Nos. of above persons (entities only). Kaizen Capital, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Texas

	7	Sole Voting Power

Number of		353,474

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		353,474

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	353,474

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	9.99%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	895578-10-2

1	Names of Filing Persons. I.R.S. Identification Nos. of above persons (entities only). Select Contrarian Value Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

Number of		353,474

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		353,474

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	353,474

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	9.99%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	895578-10-2

1	Names of Filing Persons. I.R.S. Identification Nos. of above persons (entities only). David W. Berry

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☑

6	Citizenship or Place of Organization

	Texas

	7	Sole Voting Power

Number of		353,474

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		353,474

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	353,474

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	9.99%

14	Type of Reporting Person (See Instructions)

	IN

     This Amendment No. 2 to Schedule 13D is filed by and on behalf of Kaizen Management, Kaizen Capital, SCVP and Berry to amend and supplement the Schedule 13D relating to shares of common stock, par value $0.001 per share, of the Issuer, filed by the Filing Persons with the Securities and Exchange Commission (the “Commission”) on December 4, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 9, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
     Unchanged
Item 2. Identity and Background.
     Unchanged
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended in its entirety to read as follows:
     On October 14, 2005, the reporting persons also acquired a 10% Callable, Convertible Promissory Note in the amount of $1,500,000 (the “Note”) and a Warrant to purchase 156,250 shares of Common Stock (the “Warrant”). The Filing Persons used working capital to purchase the Note and Warrant for an aggregate purchase price of $1,500,000. The Note and the Warrant are described in more detail in Item 6. The Filing Persons own no shares of Common Stock directly.
Item 4. Purpose of the Transaction.
     Unchanged
Item 5. Interest in Securities of the Issuer.
     (a)     The Filing Persons may be deemed to beneficially own an aggregate of 353,474 shares of Common Stock, representing approximately 9.99% of the outstanding shares of Common Stock (based upon 3,538,280 shares of Common Stock outstanding as of August 9, 2007, according to information contained in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2007).

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Kaizen Management, L.P.	353,474	0	353,474	0
Kaizen Capital, L.L.C.	353,474	0	353,474	0
Select Contrarian Value Partners, L.P.	353,474	0	353,474	0
David W. Berry	353,474	0	353,474	0

(1)	Because of the relationships described herein, Kaizen Management, Kaizen Capital and Mr. Berry may be deemed to be the indirect beneficial owners of the shares of Common Stock held by SCVP. Kaizen Management, Kaizen Capital and Mr. Berry expressly disclaim beneficial ownership of the shares of Common Stock held by SCVP, except to the extent of their pecuniary interest therein.

(c)	Item 5(c) hereby amended in its entirety to read as follows:
     Except as otherwise described below, no transactions in the Common Stock have been effected by the Filing Persons during the past sixty days.
     During the last sixty days, the Filing Persons effected the following sales of shares of Common Stock in open market transactions:

Trade Date	Quantity	Unit Price	Filing Person
09/24/07	410	$2.1768	Select Contrarian Value Partners, L.P.
09/25/07	1,186	$2.2200	Select Contrarian Value Partners, L.P.
09/26/07	900	$2.2666	Select Contrarian Value Partners, L.P.
10/02/07	5,700	$2.2207	Select Contrarian Value Partners, L.P.
10/03/07	9,501	$2.2467	Select Contrarian Value Partners, L.P.
10/03/07	701	$2.2467	Select Contrarian Value Partners, L.P.
10/03/07	199	$2.2467	Select Contrarian Value Partners, L.P.
10/03/07	1,000	$2.2467	Select Contrarian Value Partners, L.P.
10/03/07	2,000	$2.2467	Select Contrarian Value Partners, L.P.
10/03/07	500	$2.2467	Select Contrarian Value Partners, L.P.
10/03/07	799	$2.2467	Select Contrarian Value Partners, L.P.
10/04/07	419	$2.2084	Select Contrarian Value Partners, L.P.
10/05/07	3,782	$2.2200	Select Contrarian Value Partners, L.P.

Trade Date	Quantity	Unit Price	Filing Person
10/05/07	1,218	$2.2200	Select Contrarian Value Partners, L.P.
10/08/07	2,180	$2.2237	Select Contrarian Value Partners, L.P.
10/09/07	2,000	$2.2200	Select Contrarian Value Partners, L.P.
10/10/07	8,611	$2.2295	Select Contrarian Value Partners, L.P.
(d)	Unchanged

(e)	Unchanged
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged
Item 7. Material to be Filed as Exhibits.
     Unchanged

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 15, 2007

KAIZEN MANAGEMENT, L.P.

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry
Manager

KAIZEN CAPITAL, L.L.C.

By:	/s/ David W. Berry

David W. Berry
Manager

SELECT CONTRARIAN VALUE PARTNERS, L.P.

By:	Kaizen Management, L.P., its general partner

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry
Manager

/s/ David W. Berry

David W. Berry